Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom
Tel.: +44 8081 893 333
September 8, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Klarna Group plc (the “Company”) Registration Statement on Form F-1 Registration No. 333-285826
Attention: Ms. Madeleine Joy Mateo, Mr. Christian Windsor, Ms. Lory Empie and Mr. Michael Volley
Dear Ms. Mateo, Mr. Windsor, Ms. Empie and Mr. Volley:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 9, 2025 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.
Please do not hesitate to contact Byron Rooney of Davis Polk & Wardwell LLP at (212) 450-4658 or byron.rooney@davispolk.com with any questions with respect to this letter.

Sincerely, Klarna Group plc

By:	/s/ Niclas Neglén
	Name:	Niclas Neglén
	Title:	Chief Financial Officer and Director